                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   740568 10 0
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (609-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 18, 1998
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                               Page 1 of 11 Pages

_______________________________________________________________________________

CUSIP No.   740568 10 0                                                   13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 UM Holdings, Ltd. 22-1982496
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                New Jersey
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                HC and CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.   740568 10 0                                                   13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 UM Equity Corp. 22-3343565
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                New Jersey
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,815,450
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,815,450
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,815,450
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 39.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.   740568 10 0                                                   13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 UM Investment Corporation 51-0266463
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                wc
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       210,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       210,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             210,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________

         The persons filing this Schedule 13-D have directly or indirectly owned in excess of 5% of the Common Stock of Premier Research Worldwide, Ltd. since prior to the registration of such stock under the Securities Exchange Act of 1934, as amended, and accordingly have been exempted from the filing of statements on Schedule 13-D pursuant to Section 13(d)(6)(B) under such Act. Purchases of the Common Stock in excess of 2% of the outstanding shares of such class have now necessitated the filing of this Schedule 13-D.

 Item I - Security and Issuer.
         This Statement relates to the common stock, $.01 par value ("Common Stock"), of Premier Research Worldwide, Ltd. ("PRWW"). The principal executive offices of PRWW are located at 124 S. 15th Street, Philadelphia, Pennsylvania 19102-3010.

Item 2 - Identity and Background.
         This Statement is filed jointly by UM Holdings, Ltd., a New Jersey corporation ("UM"), UM Equity Corp., a Delaware corporation ("UME"), and UM Investment Corporation, a Delaware corporation ("UMI").
         The principal business of UME, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal business and office address is 103 Springer Boulevard, 3411 Silverside Road, Wilmington, Delaware 19810.
         The principal business of UMI, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal place of business and office address is 103 Springer Boulevard, 3411 Silverside Road, Wilmington, Delaware 19810.
         UM is a holding company. Companies which it owns or in which it has a substantial equity interest, in addition to PRWW, provide management services to providers of executive physicals and related services, manufacture and sell exercise equipment, operate a commercial airline, develop, sell and distribute proprietary concrete products and provide specialized staffing services. Its principal business and office address is 56 Haddon Avenue, Haddonfield, New Jersey O8033.
         John Aglialoro and Joan Carter, who are married, own substantially all of the outstanding capital stock of UM and accordingly are controlling persons of UM.
         Schedule I hereto sets forth the following information with respect to such shareholders and each director and executive officer of UM, UME and UMI (each of whom is a citizen of the United States):
         (a)      name;
         (b)      business address;
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
         During the past five years neither UMI, UM, UME nor, to the best of their respective knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 - Source and Amount of Funds or Other Consideration.
         Internal funds in the approximate amount of $949,750 were utilized to fund the purchases of Common Stock by UMI described in Schedule II hereto.

Item 4 - Purpose of Transactions.

         UM believes that the Common Stock of PRWW constitutes an attractive investment opportunity at current market prices, and the purpose of the acquisitions described in Schedule II hereto were to increase UM's investment interest. While UM does not have any specific level of desired stock ownership, it is UM's general intent to acquire from time to time additional shares of the Common Stock, if available at favorable prices. UM also intends to review its investment position from time to time. Depending upon such review, market and business conditions and other factors, UM may, rather than increase its position, choose to maintain the present level of investment or sell all or a portion of its shares of the Common Stock.
         UM believes that prior to the acquisitions of the Common Stock described on Schedule II, it was the largest stockholder of PRWW. Due to such preexisting ownership interest, UM believes that it has had and continues to have a substantial ability to direct or materially influence management decisions of PRWW; the recent purchases of PRWW Common Stock may increase such ability.

Item 5- Interest in Securities of the Issuer.
         As of the close of business on November 27, 1998, UME owns 2,815,450 shares of the Common Stock, representing 39.9% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in PRWW's most recent available filing with the Securities and Exchange Commission).
         As of the close of business on November 27, 1998, UMI owns 210,000 shares of the Common Stock, representing 3.0% of the outstanding Common Stock.
         UME and UMI each possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         Neither UM, UME nor UMI nor, to the best of their respective knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock, except (i) as listed above, and (ii) options to acquire 44,020 shares held by Mr. Hicks.
         Schedule II hereto sets forth certain information with respect to all transactions in the Common Stock effectuated by UMI during the sixty day period ending November 27, 1998, all of which were market transactions by brokers effectuated on its behalf. No transactions were effectuated during this period by UM or UME or, to their knowledge, the persons listed on Schedule I.

Item 7 - Material to be Filed as Exhibits.
         Exhibit 1 -   Joint Filing Agreement dated November 27, 1998.
         ---------

---------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1998

                                     /s/ John Aglialoro
                                     --------------------------------------
                                     John Aglialoro, Chairman
                                     UM Holdings, Ltd., UM Equity Corp.
                                     and UM Investment Corporation

                                   SCHEDULE I
                 Shareholders, Directors and Executive Officers
                                       of
                                 UM, UME and UMI


                                                    Relationship
                                                    to UM, UME           Principal
Name                     Business Address           and UMI              Occupation (1)
----                     ----------------           -------------        --------------


John Aglialoro           UM Holdings, Ltd.         Shareholder,          Chairman
                         56 Haddon Avenue          Director and          of UM
                         Haddonfield, NJ 08033     Executive Officer
                                                   of UM; Director
                                                   and Executive
                                                   Officer of UME
                                                   and UMI

Joan Carter              UM Holdings, Ltd.         Shareholder,          President of UM
                         56 Haddon Avenue          Director and
                         Haddonfield, NJ 08033     Executive Officer
                                                   of UM; Director
                                                   and Executive
                                                   Officer of UME
                                                   and UMI

Arthur W. Hicks, Jr.     UM Holdings, Ltd.         Executive Officer     Chief Financial
                         56 Haddon Avenue          of UM; Executive      Officer of UM
                         Haddonfield, NJ 08033     Officer and
                                                   Director of UME
                                                   and UMI

James H. Carll           Archer & Greiner          Director of UM,       Member of the
                         One Centennial Square     UME and UMI           Law Firm of
                         Haddonfield, NJ  08033                          Archer & Greiner

(1) Address of employer is same as the individual's business address.

                                   SCHEDULE II


                               UM INVESTMENT CORP.
                        PRIOR SIXTY DAY PURCHASE HISTORY

                            # SHARES                   PRICE
       DATE                 PURCHASED                PER SHARE
       ----                 ---------                ---------


11/12/98                    50,000                  $4.78

11/17/98                    50,000                 $4.655

11/18/98                   100,000                  $4.78

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Premier Research Worldwide, Ltd., and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 27th day of November, 1998.



                                UM HOLDINGS, LTD.

                                By: /s/ John Aglialoro
                                   -------------------------------
                                         John Aglialoro, Chairman

                                UM EQUITY CORPORATION

                                By: /s/ John Aglialoro
                                   -------------------------------
                                         John Aglialoro, Chairman


                                UM INVESTMENT CORPORATION

                                By: /s/ John Aglialoro
                                   -------------------------------
                                         John Aglialoro, Chairman